Exhibit 99.5

CONSENT OF EXPERT

Reference is made to the Registration Statement on Form F-10 (File No. 333-283140) (the “Form F-10”) of Cameco Corporation filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended, and any amendments thereto.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

•

under the headings “Operations, projects and investments – Uranium – Tier-one operations – McArthur River mine/Key Lake mill” and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2024 dated February 20, 2025 for the McArthur River mine,

(collectively the “Technical Information”) in the Form F-10, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form F-10.

I also hereby consent to the incorporation by reference of such Technical Information in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180, 333-139165 and 333-281406) for the Cameco Corporation Stock Option Plan and the Registration Statement on Form S-8 (File No. 333-196422) for the Cameco Corporation Employee Share Ownership Plan.

Sincerely,

/s/ Gregory M. Murdock
Name: Gregory M. Murdock, P. Eng.
Title: General Manager, McArthur River, Cameco Corporation

Date: February 21, 2025